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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,         August                                2006
                          ----------------------------------   ----------------
Commission File Number    001-14620
                          ----------------------------------   ----------------

                      Crystallex International Corporation
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

         Form 20-F                       Form 40-F   X
                   ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                             No   X
             ------------------             ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

    1           Notice of Meeting.
    2           Management Information Circular.
    3           Form of Proxy.

This report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3 and S-8 that have been filed with the Commission.

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                                                                      DOCUMENT 1

                      Crystallex International Corporation
                         Suite 1210, 18 King Street East
                            Toronto, Ontario M5C 1C4
                     Tel: 416.203.2448  o  Fax: 416.203.0099


Notice of Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of shareholders of Crystallex International Corporation (the "Corporation") will be held at the offices of McMillan Binch Mendelsohn LLP, BCE Place, Suite 4400, Bay Wellington Tower, 181 Bay Street, Toronto, Ontario M5J 2T3 on Monday October 30, 2006, at 10:00a.m. (Toronto time) for the following purpose:

1. To consider and, if thought fit, to pass a resolution of the shareholders ratifying, confirming and approving the Corporation's Shareholder Rights Plan which was adopted by the Board of Directors of the Corporation on June 22, 2006; and

2. To transact such other business as may properly come before the Meeting.

This Notice is accompanied by a form of Proxy and Management Information
Circular.

Shareholders of record at the close of business on September 20, 2006, will be entitled to notice of and to vote at the Meeting either in person or by proxy, in accordance with, and subject to, the provisions of applicable law.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Todd Bruce
--------------------------------------
Todd Bruce
President and Chief Executive Officer

Toronto, Canada
September 25, 2006

NOTE:

This solicitation of proxies is made on behalf of management of the Corporation The Board of Directors urges each shareholder to attend the Meeting in person. Whether or not you expect to attend, please complete, sign and return the enclosed proxy in the envelope provided for that purpose. To be effective, proxies to be used at the Meeting must be deposited with CIBC Mellon Trust Company, Registrar and Transfer Agent for the Corporation by mailing the completed proxy to CIBC Mellon at P.O. Box 721, Agincourt, Ontario M1S 0A1, by personal delivery to CIBC Mellon at 320 Bay Street, Banking Hall Level, Toronto, Ontario M5H 4A6, or by facsimile to 416-368-2502, in each case no later than 5:00 p.m. (Toronto time) on October 26, 2006 or, if the Meeting is adjourned, not later than the close of business on the business day preceding the day of such adjourned Meeting. Alternatively, proxies may be deposited with the chairman of the Meeting before the commencement of the Meeting or any adjournment thereof. If you are able to attend the Meeting, sending your proxy will not prevent you from revoking it prior to the commencement of the Meeting and voting in person.

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                                                                      DOCUMENT 2

                      CRYSTALLEX INTERNATIONAL CORPORATION

                         MANAGEMENT INFORMATION CIRCULAR

                               September 25, 2006

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation by management of Crystallex International Corporation (the "Corporation" or "Crystallex") of proxies to be used at the special meeting (the "Meeting") of shareholders of the Corporation or any further adjournment thereof to be held at the time, place and for the purposes set out in the accompanying Notice of Special Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited by telephone or other personal contact by employees of the Corporation. The costs of solicitation will be borne by the Corporation.

Purpose of Meeting

On June 22, 2006, the Board of Directors of the Corporation voted to adopt a new shareholder rights plan (the "2006 Rights Plan") replacing the original Shareholder Rights Plan of the Corporation dated March 10, 1997 (the "Original Rights Plan"), which expired upon the termination of the Corporation's 2006 annual and special meeting of shareholders held on the same date. The 2006 Rights Plan was adopted by the Board in order to reflect developments in Canada with respect to shareholder rights plans which have occurred since the Original Rights Plan was developed. In addition, the 2006 Rights Plan is designed to ensure the fair treatment of shareholders in connection with any take-over bid for the Corporation and to provide the Board and shareholders with sufficient time to fully consider any unsolicited take-over bid. The 2006 Rights Plan also provides the Board with time to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a take-over bid. At the Meeting, shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, a resolution, the full text of which is set out in this Management Information Circular under the heading "Particulars of Matters to be Acted On," to ratify, confirm and approve the 2006 Rights Plan.


                               VOTING INFORMATION

Registered Shareholders

If you are a registered shareholder, you can vote your shares at the Meeting in person or by proxy. A form of proxy is enclosed and, if it is not your intention to be present in person at the Meeting, you are asked to sign, date and return the form of proxy in the envelope provided. The form of proxy must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof, duly authorized. Proxies to be exercised at the Meeting must be lodged with CIBC Mellon Trust Company, Registrar and Transfer Agent of the Corporation by mailing the completed proxy to CIBC Mellon at P.O. Box 721, Agincourt, Ontario, M1S 0A1, by personal delivery to CIBC Mellon at 320 Bay Street, Banking Hall Level, Toronto, Ontario M5H 4A6, or by facsimile to 416-368-2502, in each case to arrive no later than 5:00 p.m. (Toronto time) on Thursday, October 26, 2006, or, if the Meeting is adjourned, not later than the close of business on the business day preceding the day of such adjourned Meeting.

Appointment of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Corporation. A shareholder has the right to appoint some other person (who need not be a shareholder), other than the persons designated in the form of Proxy, to attend and vote for or on behalf of the Shareholder at the Meeting. Such right may be exercised either by inserting such other person's name in the blank space provided in the form of proxy or by substituting another proper form of proxy and, in either case, depositing the completed form of proxy so as to arrive at the principal offices of CIBC Mellon Trust Company, Registrar and Transfer Agent of the Corporation, by mailing the completed proxy to CIBC Mellon at P.O. Box 721, Agincourt, Ontario, M1S 0A1, by personal delivery to CIBC Mellon at 320 Bay Street, Banking Hall Level, Toronto, Ontario M5H 4A6, or by facsimile to 416-368-2502, in each case not later than 5:00 p.m. (Toronto time) on October 26, 2006, or, if the Meeting is adjourned, not later than the close of business on the business day preceding the day of such adjourned Meeting. Alternatively, proxies may be deposited with the chairman of the Meeting before the commencement of the Meeting or any adjournment thereof. A proxy should be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

Revocation of Proxies

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or his or her attorney duly authorized in writing, or if the shareholder is a corporation, executed by a duly authorized officer or attorney thereof, and deposited at the principal office of CIBC Mellon Trust Company at 320 Bay Street, Banking Hall Level, Toronto, Ontario M5H 4A6 or the registered office of the Corporation on or before the business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman of such Meeting on the day of such Meeting or any adjournment thereof, provided that such revocation will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Non-Registered Shareholders

Your shares may not be registered in your name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or a clearing agency, in which an intermediary participates) or nominee. If your shares are registered in the name of an intermediary or a nominee, you are a non-registered shareholder.

Since the Corporation's transfer agent, CIBC Mellon Trust Company, does not have a record of the names of the Corporation's non-registered shareholders, CIBC Mellon Trust Company will have no knowledge of a non-registered shareholder's right to vote. The Corporation has distributed copies of this Management Information Circular, the accompanying form of Proxy and Notice of Special Meeting (the "Notice"), to intermediaries for distribution to non-registered shareholders together with the intermediary's form of proxy or voting instruction form. Unless you have waived your rights to receive these supplemental meeting materials, intermediaries are required to deliver them to you as a non-registered shareholder of the Corporation and to seek your instructions as to how to vote your shares.

Typically, a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, you cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary.

Occasionally, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of shares owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by you. In this case, you can complete and deliver the proxy as described above under the heading "Registered Shareholders."

If a non-registered shareholder who receives either a form of proxy or a voting instruction form wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered shareholder should follow the corresponding instructions provided by the intermediary. A non-registered shareholder has the right to demand and to receive from an intermediary holding shares on behalf of the non-registered shareholder a proxy enabling the non-registered shareholder to attend the Meeting and to vote the shares.

A non-registered shareholder may revoke a voting instruction, and may revoke a waiver of the right to receive meeting materials and to vote, given to an intermediary at any time by written notice to the intermediary; however, an intermediary is not required to act on any such revocation that is not received by the intermediary well in advance of the Meeting.

Non-registered shareholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Voting of Shares by Proxy

The persons named on the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the directions contained therein. In the absence of such directions, it is intended that such shares will be voted "FOR" the matter specified in the Notice.

An intermediary may not vote, or give a proxy authorizing another person to vote, except in accordance with voting instructions received from the non-registered shareholder who beneficially owns the shares.

Exercise of Discretion by Proxy

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other matters as may properly come before the Meeting or any adjournments thereof. As of the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. If amendments or variations to matters identified in the Notice or if other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their judgment on such matters.

Record Date

The Board of Directors of the Corporation has fixed September 20, 2006, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting.

Outstanding Voting Shares, Voting at Meetings and Quorum

The Corporation is authorized to issue an unlimited number of common shares ("Common Shares"), an unlimited number of Class A Preference shares and an unlimited number of Class B Preference shares. As of the date of this Information Circular, there were 244,756,244 Common Shares, no Class A Preference shares and no Class B Preference shares of the Corporation issued and outstanding.

The holders of Common Shares at the close of business on September 20, 2006, will be entitled to one vote per Common Share at the Meeting, except to the extent that a holder has transferred any shares of the Corporation after that date and the new holder of such shares establishes proper ownership and requests, not later than ten days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting. Such new holder shall have the right to vote the shares so transferred.

Unless otherwise required by law, every question coming before the Meeting shall be determined by a majority of votes duly cast on the matter.

A quorum for the Meeting and any adjournments thereof is two persons present in person and each entitled to vote thereat and holding or representing by proxy not less than 5% of the shares entitled to vote at the Meeting.

Proxies returned by intermediaries as "non-votes" because the intermediary has not received instructions from the non-registered shareholder with respect to the voting of certain shares, or because under applicable stock exchange or other rules the intermediary does not have the discretion to vote those shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by such intermediary "non-votes" will, however, be counted in determining whether there is a quorum.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise set out in this Management Information Circular, none of the individuals who were at any time since the beginning of 2005 directors or executive officers of the Corporation, and their respective associates and affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Principal Holders of Voting Shares

To the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or controls or directs voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

                   COMPENSATION DISCLOSURE AND RELATED MATTERS

The information set forth under the headings "Directors & Executive Compensation" and "Equity Compensation Plans" in the management information circular prepared for the annual and special meeting of shareholders of the Corporation held on June 22, 2006 (the "Annual Meeting Circular") is incorporated herein by reference, without change. The heading "Directors and Executive Compensation" in the Annual Meeting Circular includes, inter alia, required disclosure of the compensation of named executive officers for the most recently completed fiscal year of the Corporation, tables pertaining to grants to or exercises by named executive officers of stock options, the aggregate value of outstanding stock options held by named executive officers as at December 31, 2005, information on employment contracts with the named executive officers, information on directors' compensation and directors' and officers' liability insurance as at December 31, 2005, the Report on Executive Compensation and the performance graph showing cumulative total return on an investment of $100 in Common Shares of the Corporation as at December 31, 2005 for the five most recently completed financial years of the Corporation. The heading "Equity Compensation Plans" contains information on the Corporation's stock option plan and the required table pertaining to equity compensation plan information as at December 31, 2005.

The Annual Meeting Circular is available on SEDAR at www.sedar.com and, upon request, a copy of such document will be provided by the Corporation free of charge to any shareholder of the Corporation.

The committees of the Board of Directors of the Corporation and the members thereof are as follows:

Committee                                Members
---------------------------------------  --------------------------------------
Audit Committee                          Johan van't Hof (chair)
                                         C. William Longden
                                         Harry J. Near

Finance and Risk Management Committee    Johan van't Hof (chair)
                                         Michael Brown
                                         Marc J. Oppenheimer
                                         Robert Fung

Corporate Governance Committee           Michael Brown (chair)
                                         Armando F. Zullo

Nominating and Compensation Committee    Harry J. Near (chair)
                                         Armando F. Zullo

Environment, Health and Safety and       C. William Longden (chair)
Operations Committee                     Michael Brown
                                         Todd Bruce
                                         Robert Fung
                                         Marc J. Oppenheimer


Indebtedness of Directors, Executive Officers and Senior Officers

For greater certainty, none of the executive officers, former executive officers, employees, directors, former employees, former directors, nor any of their associates, is or was since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation.

Interest of Informed Persons in Material Transactions

No informed person (within the meaning of National Instrument 51-102 "Continuous Disclosure Obligations," which definition includes executive officers and directors) of the Corporation, and no associate or affiliate of any informed person, has or had any material interest, direct or indirect in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction that has materially affected or will materially affect the Corporation or its subsidiaries.

                      PARTICULARS OF MATTERS TO BE ACTED ON

Confirmation of Shareholder Rights Plan

Background to the 2006 Rights Plan

At the Meeting, shareholders will be asked to consider and vote to ratify, confirm and approve the 2006 Rights Plan. On June 22, 2006, the Board of Directors of the Corporation voted to adopt the 2006 Rights Plan replacing the Corporation's Original Shareholder Rights Plan which had been in place since 1997 and expired upon the termination of the Corporation's 2006 annual and special meeting of shareholders held on the same date. The 2006 Rights Plan is designed to ensure the fair treatment of shareholders in connection with any take-over bid for the Corporation and to provide the Board of Directors and shareholders with sufficient time to fully consider any unsolicited take-over bid. The 2006 Rights Plan also provides the Board of Directors with time to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a take-over bid.

Under the 2006 Rights Plan, rights (the "Rights") were issued to holders of Common Shares at a rate of one Right for each Common Share outstanding at the close of business on June 22, 2006, at which time the 2006 Rights Plan also became effective.

The 2006 Rights Plan has been submitted to, and conditionally approved by, the TSX. The adoption of the 2006 Rights Plan remains subject to final TSX acceptance.

The 2006 Rights Plan is contained in an agreement entered into with CIBC Mellon Trust Company, the Corporation's transfer agent. A summary of the terms of the 2006 Rights Plan is contained in Schedule "A" and a summary of the material differences between the 2006 Rights Plan and the Original Shareholder Rights Plan is set out in Schedule "B" to this Management Information Circular. These summaries are qualified in their entirety by the full text of the 2006 Rights Plan, a copy of which is available to any shareholder upon request made in writing to Suite 1210, 18 King Street East, Toronto Ontario, M5C 1C4 or made by phone (416.203.2448), facsimile (416.203.0099) or email at info@crystallex.com, respectively. The full text of the 2006 Rights Plan can equally be viewed in electronic format at www.sedar.com or the Corporation's website at www.crystallex.com.

All capitalized terms used in this section of the Management Information Circular have the meanings set forth in the 2006 Rights Plan unless otherwise indicated.

Shareholder Approval

The 2006 Rights Plan requires that at the first annual or special meeting of holders of Common Shares of the Corporation held not later than six months from the date of the 2006 Rights Plan, that the 2006 Rights Plan be confirmed by resolution passed by a majority of greater than 50% of the votes cast by shareholders who vote in respect of such confirmation.

The text of the ordinary resolution required to ratify, confirm and approve the 2006 Rights Plan is set out below:

"BE IT RESOLVED, as an ordinary resolution of the shareholders of Crystallex International Corporation (the "Corporation"), that:

1. The shareholder rights plan containing the terms and conditions substantially as set forth in the 2006 Rights Plan dated as of June 22, 2006, between the Corporation and CIBC Mellon Trust Company (the "2006 Rights Plan"), a copy of which has been tabled at this meeting, be and is hereby ratified, confirmed and approved.

2. The actions of the directors of the Corporation in adopting the 2006 Rights Plan and in executing and delivering the 2006 Rights Plan be and are hereby ratified, confirmed and approved.

3. Any one director or officer of the Corporation be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.

If the 2006 Rights Plan is not confirmed at the Meeting, then the 2006 Rights Plan and all Rights issued thereunder will be of no further force and effect. The Board of Directors has not determined what further action, if any, it would take if the 2006 Rights Plan is not confirmed at the Meeting.

Recommendation of the Board of Directors

The Board of Directors has determined that the 2006 Rights Plan is in the best interests of the Corporation and its shareholders and unanimously recommends that shareholders vote "FOR" of the resolution ratifying, confirming and approving the 2006 Rights Plan. Management has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them in favour of the ratification, confirmation and approval of the 2006 Rights Plan. The persons named in the enclosed form of proxy intend to vote in favour of such resolution unless otherwise directed by the shareholders appointing them.

Objectives of the 2006 Rights Plan

The principle objectives of the 2006 Rights Plan are to ensure that, in the event that a bid for control of the Corporation is made pursuant to an acquisition of the Corporation's Common Shares (the "Voting Shares"), the Board of Directors has sufficient time to explore and develop alternatives for maximizing shareholder value and to provide adequate time for competing bids to be tabled. From the shareholders' perspective, a shareholder rights plan ensures that shareholders have enough time to properly assess the bid and ensures that shareholders have an equal opportunity to participate in such a bid.

In approving the 2006 Rights Plan, the Board of Directors considered the following concerns inherent in the existing legislative framework governing takeover bids in Canada:

         1. Time. Current legislation permits a takeover bid to expire in 35 days. The Board is of the view that this is not sufficient time to permit shareholders to consider a takeover bid and to make a reasoned and unhurried decision. The 2006 Rights Plan provides a mechanism whereby the minimum expiry period for a takeover bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 Business Days after the Offeror publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the Voting Shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or Acquiring Person, their Associates and Affiliates, the persons acting jointly or in concert with the Offeror or Acquiring Person). The 2006 Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include, if deemed appropriate by the Board of Directors, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance shareholder value.

         2. Pressure to Tender. A shareholder may feel compelled to tender to a bid which the shareholder considers to be inadequate out of concern that failing to tender may result in the shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all shares of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Corporation's Voting Shares. The 2006 Rights Plan provides a shareholder approval mechanism in the Permitted Bid provision which is intended to ensure that a shareholder can separate the tender decision from the approval or disapproval of a particular takeover bid. By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Voting Shares held by Independent Shareholders have been deposited, a shareholder's decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a corporation that is the subject of a takeover bid.

         3. Unequal Treatment. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of a corporation may be acquired pursuant to a private agreement in which a small group of shareholders dispose of shares at a premium to market price which premium is not shared with other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The 2006 Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Voting Shares, to better ensure that shareholders receive equal treatment.

Management has reviewed the 2006 Rights Plan for conformity with current practices of Canadian companies with respect to shareholder rights plan design and has determined that the 2006 Rights Plan conforms to such practices.

General Impact of the 2006 Rights Plan

By implementing the 2006 Rights Plan, it is not the intention of the Board of Directors to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Corporation. The rights of shareholders to seek a change in the management of the Corporation as per the provisions of the Canada Business Corporations Act or to influence or promote action of the Board of Directors of the Corporation in a desired direction will not be hindered by the 2006 Rights Plan.

The definitions of "Acquiring Person" and "Beneficial Ownership" have been carefully worded so as to avoid the inadvertent triggering of the 2006 Rights Plan resulting from an overly-broad aggregating of holdings among institutional investors and their clients. Even in the context of a bid that does not meet the "Permitted Bid" criteria, the Board of Directors will continue to be bound to consider fully and fairly any bid for the Common Shares in any exercise of its discretion to waive the application of the 2006 Rights Plan or redeem the outstanding Rights issued thereunder. In the circumstances of a bid, the Board of Directors must act honestly and in good faith with respect to the best interests of the Corporation and its shareholders.

The 2006 Rights Plan will not interfere with the day to day operations of the Corporation. The issuance of the Rights does not in any way alter the financial condition, impede business plans or alter the financial statements of the Corporation. Similarily, the 2006 Rights Plan will not initially dilute or affect the trading of the Common Shares. However, if a Flip-In Event occurs, as more fully described in Schedule "A" to this Management Information Circular and the Rights separate from the Common Shares, as described in such Schedule, reported earnings per share and reported cash flow per share on a fully-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-In Event may suffer substantial dilution.

As of the date of this Management Information Circular, management of the Corporation is not aware of any pending take-over bids for the Common Shares, or of any person who intends to make a take-over bid for the Common Shares.

The Board of Directors is not aware of, nor is the Board of Directors seeking confirmation of the 2006 Rights Plan in anticipation of, any pending or threatened take-over bid or offer for the Common Shares. The Board of Directors does not have any current intention of implementing any other proposal having an anti take-over effect.

In summary, the dominant effect of the 2006 Rights Plan will be to enhance shareholder value and ensure equal treatment of all shareholders in the context of an acquisition of control of the Corporation.

Tax Consequences of the 2006 Rights Plan

The following discussion on the tax consequences of the 2006 Rights Plan is of a general nature only and is not intended to constitute, nor should it be construed to constitute, legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisers regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable foreign or provincial legislation.

(i)      Canadian Federal Income Tax Consequences

While the matter is not free from doubt, the issue of the Rights may be a taxable benefit which must be included in the income of shareholders in the year of receipt. However, no amount will be required to be included in the income of shareholders if the Rights do not have any monetary value at the date of issue. The Corporation considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised. Nevertheless, the Canada Revenue Agency is not bound by the Corporation's assessment of the value of the Rights.

Assuming that the Rights have no value, shareholders will not be required to include any amount in income or be subject to withholding tax under the Income Tax Act (Canada) (the "Tax Act") as a result of the issuance of the Rights. Under such circumstances, the Rights will be considered to have been acquired at no cost.

The holders of Rights may be required to include an amount in income or be subject to withholding tax under the Tax Act if the Rights are exercised or otherwise disposed of.

(ii)     United States Federal Income Tax Consequences

As the possibility of the Rights becoming exercisable is both remote and speculative, the adoption of the 2006 Rights Plan will not constitute the distribution of stock or property by the Corporation to its shareholders, an exchange of property or stock, or any other event giving rise to the realization of gross income by any shareholder. The holder of Rights may have taxable income if the

Rights become exercisable or are exercised or sold. In the event the Rights should become exercisable, shareholders should consult their own tax advisors concerning the consequences of acquiring, holding, exercising or disposing of their Rights.

                                     GENERAL

Additional information relating to Crystallex can be found on SEDAR at www.sedar.com or on the Corporation's website www.crystallex.com. Financial information is provided in the Corporation's comparative financial statements and management discussion and analysis ("MD&A") for the 2005 financial year and for the fiscal period ending June 30, 2006. Deloitte & Touche LLP are the auditors of the Corporation and have assisted in the preparation of the Corporation's annual and comparative financial statements for the 2005 financial year. Securityholders may obtain copies of this Management Information Circular, the Annual Information Form, the Annual Report containing the MD&A and the audited comparative consolidated financial statements for the 2005 financial year and the unaudited comparative interim consolidated financial statements and MD&A for the six month period ended June 30, 2006, from the Corporation's head office, Suite 1210, 18 King Street East, Toronto Ontario, Canada M5C 1C4: telephone 416.203.2448.

Information contained herein is given as of the 25th day of September, 2006, except as otherwise noted. Management knows of no matter to come before the Meeting, other than the matter referred to in the accompanying Notice of Special Meeting. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy confers discretion on the persons named therein to vote on such matters in accordance with the best judgment of the person voting it.

                                 BOARD APPROVAL

The Board of Directors of the Corporation has approved the content and sending of this Management Information Circular.

DATED September 25, 2006.

BY ORDER OF THE BOARD OF DIRECTORS


/s/ Todd Bruce
--------------------------------------
Todd Bruce,
President and Chief Executive Officer

                                  SCHEDULE "A"

                           SUMMARY OF 2006 RIGHTS PLAN

The following is a summary of the pertinent features of the Corporation's shareholder rights plan agreement dated as of June 22, 2006 between the Corporation and CIBC Mellon Trust Company (the "2006 Rights Plan" or the "Plan"). The summary is not meant to be complete and should be read in conjunction with the full text of the 2006 Rights Plan. All capitalized terms, where not defined herein, have the meaning ascribed to them in the 2006 Rights Plan.

Term

The Effective Date of the 2006 Rights Plan is June 22, 2006. The term of the Plan is ten years, subject to reconfirmation by the shareholders every three years.

Triggering of the Plan

The Plan is triggered when an attempt is made by a Person to become the Beneficial Owner of more than 20% of the Voting Shares of the Corporation. In becoming the Beneficial Owner of 20% or more of the Corporation's Voting Shares, the Person becomes an Acquiring Person. Such a transaction is called a Flip-In Event and is described in further detail below.

Issuance of Rights

The 2006 Rights Plan attaches a right (a "Right") to each Crystallex common share (the "Common Shares"). Each Right entitles the registered holder to purchase one Common Share at the Exercise Price equal to five times the Market Price of the Common Shares. Any Rights held by the Corporation or any of its Subsidiaries shall be void. The Rights are only exercisable from after the Separation Time (defined herein) and before the Expiration Time (defined herein).

Evidence of Rights and Transferability

Until the Separation Time, the Rights will be evidenced by the certificate associated with the Common Shares registered in the name of the holder thereof and will be transferable only together with the associated Common Shares.

From and after the Separation Time and prior to the Expiration Time, the registration and transfer of Rights shall be separate from and independent of the Common Shares. Accordingly, Rights Certificates, separate from the Common Share certificates, will be issued to the respective holders pursuant to the terms and conditions of the Plan.

Exercisable Period: Separation Time to Expiration Time

The Rights are only exercisable from after the Separation Time. Generally speaking, the Plan defines the latter term as eight Trading Days after the earlier of (i) the first date the Take-over Bid was publicly announced or (ii) the date the intent by a Person to commence a Take-over Bid was publicly announced; and (iii) such later date as may be determined by the Board of Directors. If a Take-over Bid is withdrawn prior to the Separation time, it shall be deemed to never have been made. The Expiration time is generally considered to be the date the Plan is terminated.

Acquiring Person

In general, an Acquiring Person is a Person who is the Beneficial Owner or 20% or more of the Corporation's outstanding Voting Shares. Excluded from the definition of "Acquiring Person" are the Corporation, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition. The definitions of "Voting Share Reduction," "Permitted Bid Acquisition," "Exempt Acquisition," "Convertible Security Acquisition" and "Pro Rata Acquisition" are set out in the 2006 Rights Plan.

However, in general:

         i. A "Voting Share Reduction" means an acquisition or redemption by the Corporation of Voting Shares or any other transaction which increases Beneficial Ownership to more than 20%;

         ii. a "Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

         iii. an "Exempt Acquisition" includes a share acquisition in respect of which the Board has waived the application of the 2006 Rights Plan;

         iv. a "Convertible Security Acquisition" means an acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

         v. a "Pro Rata Acquisition" means an acquisition of Voting Shares or Convertible Securities as a result of a Dividend Reinvestment Acquisition, stock dividend, a stock split or other similar event, acquired on the same pro rata basis as all other holders of Voting Shares.

Also excluded from the definition of "Acquiring Person" are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement, and a Person in its capacity as an Investment Manager, Trust Corporation, Administrator, nominee of a securities depository, pension fund or plan, Statutory Body or Crown agent or agency (provided that such person is not making or proposing to made a Take-over
Bid) or a holder of a security pursuant to a Permitted Lock-Up Agreement.

Flip-In Event

A Flip-In Event is defined as a transaction in which any Person becomes an Acquiring Person. When a Flip-in Event occurs the registered holder of the said Rights is given the right to purchase that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be subject to adjustment in accordance with the 2006 Rights Plan). For example, if at that time the Exercise Price is $150 and the Common Shares have a Market Price of $50, the holder of each Right would be entitled to receive $300 in market value of Common Shares (6 Common Shares) for $150, i.e., at a 50% discount.

However, pursuant to the 2006 Rights Plan, any and all Rights held by an Acquiring Person become void upon the occurrence of a Flip-in Event thereby rendering any takeover bid, other than a Permitted Bid or a Competing Permitted Bid, prohibitively expensive for the Acquiring Person. In other words, mechanisms of the 2006 Rights Plan are such that any person looking to acquire more than 20% of the Voting Shares must do so via a Permitted Bid or a Competing Permitted Bid. The intended overall effect is to ensure that shareholders obtain the full and fair value of their Voting Shares and that adequate time is provided to review the proposed take-over.

Permitted Bid

A Permitted Bid is a Take-Over Bid made by an Offeror by way of a circular that also complies with the following provisions:

         (i) the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror;

         (ii) the Take-over Bid contains an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid and only if more than 50% of the Voting Shares held by Independent Shareholders shall have been tendered and not withdrawn;

         (iii) the Take-over Bid must provide that Common Shares may be deposited at any time during the bid period and that any Common Shares so deposited may be withdrawn at any time during such period; and

         (iv) if more than 50% of the Common shares held by Independent Shareholders have been tendered pursuant to the Take-over Bid and not withdrawn as at the close of business on the date of first take-up or payment for Voting Shares under the Take-over Bid, the Take-over Bid will remain open for deposits and tenders of Voting Shares for an additional ten Business Days to allow holders of common shares who did not tender initially to take advantage of the bid if they so choose.

Competing Permitted Bid

A Competing Permitted Bid means a Take-over Bid made while another Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the Voting Shares that are the subject of the Take-over Bid may be taken up or paid for on a date which is not earlier than the later of 21 days, as opposed to 60 days as required in a Permitted Bid, after the date of the Take-over Bid or the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that is then in existence for the Voting Shares.

                                  SCHEDULE "B"

                   MATERIAL CHANGES FROM ORIGINAL RIGHTS PLAN

The following is a summary of the material changes in the 2006 Rights Plan from the Original Rights Plan. Certain technical changes were also made so that the 2006 Rights Plan would conform to current practices of Canadian public companies and to clarify certain provisions and definitions. This summary is not meant to be complete and should be read in conjunction with the full text of the 2006 Rights Plan. All capitalized terms, where not defined herein, have the meaning ascribed to them in the 2006 Rights Plan.

1.       Changes to Defined Terms

         (a)      The 2006 Rights Plan has added the following new definitions:

                  o   "Common Shares",

                  o   "Convertible Securities",

                  o   "Convertible Security Acquisition",

                  o   "Corporations Act",

                  o   "Dividend Reinvestment Acquisition", and

                  o   "Permitted Lock-up Agreement".

         (b) The definition of Acquiring Person has been amended in the 2006 Rights Plan to provide a cap on acquisitions made pursuant to the receipt or exercise of rights in order to eliminate the possibility of a change of control transaction occurring which shareholders did not approve. Accordingly, the 2006 Rights Plan expands the list of items excluded in the definition of "Acquiring Person" to include any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of a Convertible Security Acquisition;

         (c) The definition of Acquiring Person excludes Beneficial Holders of 20% or more of outstanding Voting Shares as a result of among other things, a Pro Rata Acquisition and a Voting Share Reduction. The definition of Pro Rata Acquisition has been expanded in the 2006 Rights Plan to include a Dividend Reinvestment Acquisition. The definition of Voting Share reduction has also been expanded to include any transaction which increases Beneficial Ownership by more than 20%.

         (d) The 2006 Rights Plan limits the Grandfathered Person exclusion under the definition of "Acquiring Person" by adding Voting Share Reduction and Exempt Acquisition to the list of transactions for which the exclusion will not be available. The Original Rights Plan only listed the Permitted Bid Acquisition or a Pro Rata Acquisition.

         (e) The 2006 Rights Plan expands the definition of "Associate" to include:

                  o   A relative of a Person mentioned in items (i), (ii) or
                      (iii) of the definition if that relative has the same residence as the Person;

                  o Any corporation of which such Person beneficially owns, directly or indirectly more than 10% of the voting securities.

         (f) The definition of "Beneficial Owner, Beneficial Ownership and Beneficially Own" in the 2006 Rights Plan:

                  o Reduces the period during which the right to become the owner at law or in equity of the securities is exercisable from 75 days to 60 days;

                  o Removes the provision in the Original Rights Plan which provided that Beneficial Ownership is conferred based on the right to vote such securities;

                  o Removes the provision from the Original Rights Plan that deemed a Person to be a Beneficial Owner based on the Person's power to vote or direct the voting of such security in connection with or pursuant to a public proxy solicitation;

                  o Adds a provision which states that if a holder of a security has agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security to a Take-over Bid made by such person or their Affiliates or Associates or Other Person acting jointly or in concert with the person, he will not be deemed a Beneficial Owner solely on this basis;

                  o Adds a provision that states that a Person holding a security will not be deemed to be a Beneficial Owner if such Person is a Crown Agent or Agency. The Original Rights Plan only listed Investment Managers, Trust Companies, Statutory Bodies and Administrators;

                  o Adds a provision that a Person will not be deemed the Beneficial Owner because such Person is the registered holder of securities solely as the result of carrying on the business of or acting as a nominee of a securities depository;

                  o Removes references to exercising dispositive power over voting securities.

         (g) The 2006 Rights Plan modifies the definition of "Exempt Acquisition" (an acquisition of securities in respect of which the 2006 Rights Plan does not apply) to include a Convertible Securities Acquisition (the Original Rights Plan only included a Share Acquisition) where:

                  o The Board has waived the application of Rights Agent provisions (section 3.1) of the 2006 Rights Plan;

                  o The acquisition is pursuant to a distribution of Voting Shares or Convertible Securities made by the Corporation pursuant to a prospectus or private placement provided that the Person does not acquire a greater percentage of the securities offered in the distribution than the percentage of Voting Shares Beneficially Owned by that Person immediately prior to that distribution;

                  o That the acquisition is pursuant to one or any combination of agreements entered into between the Corporation and any of its Subsidiaries or Affiliates, before, on or after the date of 2006 Rights Plan.

         (h) New provisions to the 2006 Rights Plan exclude from the definition of "acting jointly or in concert" instances where the Person acquires or offers to acquire Voting Shares through:

                  o Customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by way of prospectus or private placement; or

                  o   Pledges of securities in the ordinary course of business.

2.       Changes to the Evidence of Holdings of Rights

                  The 2006 Rights Plan was altered to add that registered holders of Common Shares who have not received a share certificate are entitled to do so on the earlier of the Separation Time and the Expiration Time and shall be entitled to Rights as if such certificates had been issued and such Rights shall be evidenced by the corresponding entries on the Corporation's securities register for common shares.

3.       Changes to the Agreements Made by Rights Holders

                  The 2006 Rights Plan adds a provision that each holder of Rights agrees, notwithstanding anything in the Agreement to the contrary, that neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

4.       Changes to the Provisions Relating to Flip-in Events

                  The 2006 Rights Plan changes the provisions relating to Flip-in Events to provide that if a Flip-in Event occurs prior to the Expiration Time, then the Corporation will take such action as shall be necessary to ensure and provide, within 10 Business Days thereafter or such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation and that each Right will thereafter constitute the right to purchase from the Corporation. The Original Rights Plan specified that each Right was effective at the close of business on the eighth (8th) Trading Day after the Stock Acquisition Date.

5.       Changes to Redemption and Waiver Provisions

         (a) The Original Rights Plan gave the Board of Directors the right to waive the application of the Rights Agent provisions (section 3.1) to any particular Flip-in Event upon prior written notice to the Rights Agent. The 2006 Rights Plan now provides that this waiver will only apply to a Flip-in Event that would result from a Take-over Bid made by way of take-over bid circular to all holders of Voting Shares.

         (b) The 2006 Rights Plan provides that the Board of Directors shall be deemed to have elected to redeem the Rights at the Redemption Price where a Person has acquired Voting Shares (other than those Beneficially Owned at the date of the Bid) if they are acquired pursuant to a Permitted Bid, a Competing Permitted Bid, or a Take-over Bid in respect of which the Board of Directors has waived or is deemed to have waived the application of section.3.1 (Rights Agent). Under the Original Rights Plan this provision only applied where the acquisition was pursuant to a Permitted Bid or a Competing Permitted Bid.

6.       Changes to the Effective Date Provision

                  The 2006 Rights Plan changes the Effective Date provision and now specifies that:

         (a) The 2006 Rights Plan must be confirmed by a resolution passed by a majority of greater than 50% of the votes cast by the holders of the Voting Shares of the Corporation who vote in respect of such confirmation at the first annual or special meeting following the date of the 2006 Rights Plan, such meeting to be held not later than six months from the date of the 2006 Rights Plan. The Original Rights Plan specified that confirmation must be at the first annual meeting and did not make a provision for a special meeting nor did it include a reference to the six month period for receipt of shareholder confirmation.

         (b) The 2006 Rights Plan now provides that the Plan will terminate from date which is the earlier of the date of termination of the meeting called to consider the confirmation of the 2006 Rights Plan and the close of business on the date of termination of such meeting if the 2006 Rights Plan is not confirmed at such meeting. Under the Original Rights Plan the Rights terminated at the close of business on the date of the termination of the first annual meeting after the date of the Original Rights Plan where the Original Rights Plan was not confirmed at such meeting.

7.       Changes to the Form of Rights Certificate

                  The new Certificates representing the Rights issued under the 2006 Rights Plan add the following:

         (a) Subject to the provisions of the 2006 Rights Plan, the Rights evidenced by the Certificate may be redeemed by the Corporation at a redemption price of $0.001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

         (b) No fractional Common Shares will be issued upon the exercise of any Rights evidenced by the Certificate, but in lieu a cash payment will be made, as provided in the 2006 Rights Plan.

                                                                      DOCUMENT 3

                                                     CRYSTALLEX INTERNATIONAL
                                           CORPORATION Suite 1210, 18 King Street East,
                                                     Toronto, Ontario M5C 1C4
                                                     Telephone: (416) 203-2448

                                                               PROXY

This proxy is solicited by management of Crystallex International Corporation (the "Corporation") for the special meeting of shareholders of the Corporation (the "Meeting") to be held at 10:00 a.m. (Toronto time) on Monday, October 30, 2006 at the offices of McMillan Binch Mendelsohn LLP, BCE Place, Suite 4400, Bay Wellington Tower, 181 Bay Street, Toronto, Ontario M5J 2T3.
The undersigned shareholder of the Corporation appoints Todd Bruce, President and Chief Executive Officer of the Corporation, or
failing him, Daniel Hamilton, Chief Financial Officer of the Corporation, or in place of either of them, ________________________
_________________________, as proxy of the undersigned, with full power of substitution, to attend and act for and on behalf of the undersigned at the Meeting and any adjournment thereof. The undersigned shareholder of the Corporation also revokes any proxy previously given by the undersigned in respect of the Meeting.


1.   To consider and, if deemed advisable, to pass, with or                                    NOTES
     without variation, a resolution ratifying, confirming and
     approving the shareholders rights plan of the Corporation    1.   You may appoint a person (who need not be a shareholder)
     dated as of June 22, 2006, the full text of which                 other than the persons named above as your proxy to attend
     resolution is set out in the accompanying information             and act for and on behalf of you at the Meeting by
     circular.                                                         striking out the names of the persons named above and
                                                                       inserting the name of the other person in the blank space
     FOR _____                AGAINST _____                            provided or by completing another appropriate form of
                                                                       proxy.

2.   To transact such other business as may properly come         2.   Your shares will be voted in accordance with your
     before the Meeting.                                               directions, including on any ballot that may be called for at the Meeting. If no direction is given for a particular
     FOR _____                AGAINST _____                            matter, your shares will be voted "For" that matter.

                                                                  3.   Unless voting discretion is denied, if any amendments or
                                                                       variations to the matters identified in the Notice of
                                                                       Special Meeting are proposed at the Meeting or any
                                                                       adjournment thereof or if any other matters properly come
                                                                       before the Meeting or any adjournment thereof, this proxy
                                                                       confers discretionary authority to vote on such amendments or variations or such other matters according to the best
                                                                       judgement of the person voting the proxy at the Meeting or any adjournment thereof.

                                                                  4.   This proxy will not be valid unless it is signed by you or by your attorney authorized in writing. In the case of a
                                                                       corporation, this proxy must be signed by a duly
                                                                       authorized officer or attorney of the corporation. If this proxy is not dated, it will be deemed to bear the date on
                                                                       which it was mailed.

                                                                  5.   To be effective, this proxy must be deposited with CIBC
                                                                       Mellon Trust Company's Proxy Department by mail using the
                                                                       return envelope accompanying the notice of Meeting sent to
                                                                       CIBC Mellon at P.O. Box 721, Agincourt, Ontario, M1S 0A1
                                                                       or by hand delivery to 320 Bay Street, Banking Hall Level,
                                                                       Toronto, Ontario M5H 4A6 or by facsimile to (416)
                                                                       368-2502, in each case by no later than 5:00 p.m. (Toronto time) on October 26, 2006 or, if the Meeting is adjourned, not later than the close of business on the business day
                                                                       preceding the day of such adjourned Meeting.
                                                                       Alternatively, proxies may be deposited with the chairman
                                                                       of the Meeting before the commencement of the Meeting or
                                                                       any adjournment thereof.



DATED _______________________, 2006.


__________________________________   __________________________________
Signature of Shareholder             Name of Shareholder (please print)


                                     __________________________________
                                     Address (if new)


                                     __________________________________


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CRYSTALLEX INTERNATIONAL CORPORATION
                                       -----------------------------------------
                                                     (Registrant)

Date:    October 6, 2006               By:   /S/ DAN HAMILTON
         -------------------------           -----------------------------------
                                             Name:  Dan Hamilton
                                             Title: Chief Financial Officer